 Exhibit 99.1

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, September 26, 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Re: Material Fact Report

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule Nbr. 30, duly authorized by the Board in the session held today, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines”, “LTM” or the “Company”), Securities Registration No. 306, that LTM has signed a framework agreement with Delta Air Lines, Inc. (“DAL”), whose main terms and conditions are summarized below:

1.	Public Offer of Acquisition of Shares. DAL to make a public offer to acquire 20% of the shares of LTM (the "Tender Offer"). The Tender Offer will be for the price of US$16 per share.

DAL's obligation to launch the Tender Offer is subject to compliance with customary conditions for these type of transactions, including obtaining the corresponding antitrust authorization in the United States of America.

The Tender Offer will be subject to the condition of success consisting in allowing DAL to acquire shares of the Company that represent at least 15% of the Company’s capital stock. In addition, it will contemplate usual objective grounds for expiration for operations of this nature.

2.	Strategic Alliance. Independently of the Tender Offer and whatever its outcome, LTM and DAL agreed to form a strategic alliance (the “Strategic Alliance”) on the non-stop routes between the United States of America and Canada, and the countries of South America with agreements of open skies, and in the connections of these routes. The Strategic Alliance also includes the joint design of networks, cargo operations, and reciprocal codeshare agreements. For these purposes, LTM and DAL have agreed to use their best reasonable efforts to sign the final agreements on this matter as soon as possible, and in any case within 210 days of this date.

It is the intention of LTM and DAL to implement the Strategic Alliance simultaneously with respect to all the countries of South America, the United States and Canada in which a regulatory authorization is not required for its implementation and/or in which the pertinent regulatory authorizations have been obtained. For this purpose, regulatory authorizations will be requested from the authorities in all jurisdictions in which it is appropriate. Notwithstanding the foregoing, in the event that regulatory authorizations in the United States of America, the Federative Republic of Brazil and the Republic of Peru - if necessary - have been obtained, LTM and DAL may agree to implement the Strategic Alliance only in those countries in which the respective authorizations have been obtained and in those where they are not required

If the Tender Offer is successful, DAL is obligated to the following regarding it ownership stake in LTM:

•	From the date on which the Tender Offer ends and until the date of implementation of the Strategic Alliance as indicated in the previous paragraph (the “Date of Implementation”), (i) DAL is obligated not to increase its participation in the Company over 20%; provided, however, that if an LTM shareholder (or group of shareholders with a common controller) that currently has less than a 20% interest in it, acquires shares of the Company in excess of 20%, DAL may acquire a larger share stake, but in no case in excess of 24.99% of the Company's shares; and (ii) DAL is obligated not to decrease its participants below 20% or the percentage of shares of the Company actually acquired in the Tender Offer above 15%.

•	After the expiration of the aforementioned term and until the second anniversary counted from the Date of Implementation, DAL will be obligated not to increase its participation in the Company over 24.99% or to decrease its holding below 15%.

•	Under no circumstances may DAL sell the Company's shares to other airlines based in South America, Central America or the Caribbean, unless the transfer is made in the context of an open market transaction, or has the consent of the Company.

In the event that as of March 31, 2024, the Strategic Alliance has not entered into effect, DAL is obligated to decrease its ownership stake to less than 5%. Likewise, in the event that the Strategic Alliance terminates due to DAL’s non-compliance, DAL is obligated not to transfer its shares in the Company to other shareholders (or groups of shareholders with a common controller) that own of 10% or more of the LTM shares.

DAL will compensate LTM for the costs that it will incur during the transition period until the implementation of the Strategic Alliance, and is consequently obligated to pay to the Company US$350 million, notwithstanding that in case the costs exceed that amount for extraordinary reasons, LTM and DAL must negotiate in good faith the potential additional payments that may apply. The payment of the US$350 million is not conditional on the success of the implementation of the Strategic Alliance, and must be made by DAL according to the following timeline: (i) US$150 million within three business days following this date; and (ii) US$200 million, in eight quarterly installments of US$25 million each, payable as of March 31, 2020.

3.	Aircraft Transfer. Regardless of the operations referred to in the preceding paragraphs, LTM and DAL have agreed: (i) to sign an aircraft purchase agreement, under which, DAL will acquire certain aircraft that are part of the LTM fleet; and (ii) that DAL will assume the commitment of LTM to assign its contractual position under certain contracts for the sale of aircraft signed with Airbus SAS.

Finally, we note that the Company will terminate its membership in the oneworld alliance and will not persevere in the agreement called Joint Business Agreement signed with American Airlines as made public in the Material Facts dated January 14, 2016 and May 27, 2019.

As of this date, the reservation of the communication that was sent as a Reserved Material Fact on September 10, 2019, whose content is reinforced in this communication, is lifted.

As of this date, it is not possible to determine the financial effects that the matters reported may have on the assets, liabilities or results of the Company. We anticipate that the antitrust authorizations on which the launch of the Tender Offer depends will be obtained within the next 180 days, and that authorizations for the implementation of the Strategic Alliance will be obtained within the next 18 months. The Company will keep your Commission duly informed of any relevant development that occurs in relation to the facts it reveals.

Sincerely,

Juan Carlos Menció Vice President of Legal Affairs LATAM Airlines Group S.A.